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                             June 4, 2021

       Matthew Grant
       Managing Director, General Counsel
       Bridge Investment Group Holdings Inc.
       111 East Sego Lily Drive, Suite 400
       Salt Lake City, UT 84070

                                                        Re: Bridge Investment
Group Holdings Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 27,
2021
                                                            CIK No. 0001854401

       Dear Mr. Grant:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Non-GAAP Financial Measures, page 106

   1. We note your revised disclosure on page 106, in response to comment 5, explaining the components of the
reconciling line item labeled    net earnings from Bridge property
                                                        operators   . It does
not appear as though loss and loss adjustment expenses are included in this reconciling line
item as indicated in the disclosure describing the calculation of property operating
expenses on page 106. Please explain or revise as necessary.
 Matthew Grant
FirstName  LastNameMatthew   GrantInc.
Bridge Investment Group Holdings
Comapany
June 4, 2021NameBridge Investment Group Holdings Inc.
June 4,
Page 2 2021 Page 2
FirstName LastName
       You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance